UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Impact Medical Solutions, Inc. (formerly Freedom 1, Inc.)
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45257K100
(CUSIP Number)

The Sourlis Law Firm Virginia K. Sourlis, Esq. 2 Bridge Avenue Red Bank, NJ 07701 732-530-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45257K100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Impact Medical Solutions, Inc. 98-0403456

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only .

4.	Source of Funds (See Instructions) (See item 3)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ... N/A

6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power
0
	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
Not Applicable

13.	Percent of Class Represented by Amount in Row (11)
0%

14.	Type of Reporting Person (See Instructions) OO

Item 1.     Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Impact Medical Solutions, Inc., formerly Freedom 1, Inc., whose principal executive offices are located at 17011 Beach Boulevard, Suite 900, Huntington Beach, CA, 92647 (the “Issuer”).

Item 2.     Identity and Background.

(a) The name of the reporting person is Impact Medical Solutions, Inc., a Nevada corporation (“IMS”) (the “Reporting Person”).

(b) The business address of the Reporting Person is 17011 Beach Boulevard, Suite 900, Huntington Beach, CA, 92647.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

IMS is a medical device company. The address of IMS is the same as listed in Item 2(b).

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

There is nothing to report concerning the Registrant.

(f) Citizenship:

IMS is a Nevada corporation.

Item 3. Source and Amount of Funds or Other Consideration

None (see Item 4 below)

Item 4. Purpose of Transaction

The 1 share owned by IMS was cancelled pursuant to a Plan of Acquisition and Merger dated December 27, 2006.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of the class of securities beneficially owned:

No shares of common stock (0%) are beneficially owned by the Registrant.

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

None

(c) Transactions in the securities effected during the past sixty days:

None

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

December 27, 2006

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

None

Signature.

The undersigned, after reasonable inquiry and to the best of her/its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

December 27, 2006
Impact Medical Solutions, Inc., a Nevada corporation

By:	/s/ Wayne Cockburn
Wayne Cockburn